Filed by Constellation Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

Surging lithium demand is outpacing growth of US supply chain: US Elemental

Published by: Rachel McGuire

5 Jun 2026 @ 20:51 UTC

The sharp rise in demand for lithium is outpacing the growth of an independent US supply chain, Ian Rodger, chief executive officer of lithium development company US Elemental, told Fastmarkets in an exclusive interview on Wednesday June 3.

Rising demand has caused concern for the lithium industry, as some wonder if current supply capacity is enough to meet demand. The supply-demand balance in the lithium market is “really going to be a function of how much of the supply can come on,” Rodger explained.

“It's really difficult to bring on large [lithium] projects, particularly when you're looking at increasing the market so substantially [every] year,” Rodger explained.

A decline in lithium prices in 2022-2023 disincentivized investments into the US supply chain and puta pause on lithium projects, Rodger told Fastmarkets. Lithium prices have risen, but current price levels might not be attractive enough for long-term investments, he said.

Government funding initiatives could help alleviate the supply chain vulnerabilities, but projects that could be funded “don't really exist, or at least not at the scale required,” the chief executive stated.

But Rodger is optimistic that additional government support will bolster the domestic lithium supply chain in upcoming years.

There is “an increased recognition from this administration on the importance of building out the battery supply chain,” Rodger said. “We expect that there's going to be more funding directed into the lithium sector and other allied parts of the supply chain over the next couple of years.”

Supply chain growth too late to meet rising lithium demand

Lithium demand is expected to grow “around 20% year on year for decades,” Rodger explained. “The fundamental demand story has been very, very, very strong.”

Demand for lithium has skyrocketed on the back of increasing demand for electric vehicles (EVs) and the AI boom.

“The biggest single demand driver is electric vehicles globally,” the chief executive said.

In the US, EV demand has experienced some headwinds due to Trump’s rescinding of the EV tax credit under the “One Big Beautiful Bill Act” in July 2025, Rodger said. Still, US Elemental is seeing a resurgence in demand following the US-Iran war, which caused gas prices to jump from $2.80 per gallon during the week ended February 23 to $4.14 per gallon during the week ended Monday June1, according to the US Energy Information Administration (EIA).

In the US, “I think it's a bit early to say, but there's been definitely data suggesting that the drive toward electric vehicles isn't done.”

But “very strong battery energy storage demand growth” in the US has outweighed any decline in EV demand. Globally, battery storage is the second largest demand propellor.

US Elemental is situated to meet growing lithium demand, according to Rodger. “We're one of the largest within projects in the US, and [US Elemental has] the ability to really supply over the longer term.”

China’s lithium dominance is a threat to an independent US supply chain

Still, China’s dominance in the lithium market is posing an issue for the US and other countries seeking to establish an independent supply chain, Rodger explained. Chinese production is also highly competitive compared with the rest of the world because they operate at very low margins, keeping Chinese lithium prices lower compared with US prices.

Fastmarkets' lithium carbonate 99% Li2CO3 min, technical and industrial grades, spot price ddp US and Canada was last assessed at $20.50-24.00 per kg on Thursday June 4.

Meanwhile, lithium carbonate 99% Li2CO3 min, technical and industrial grades, spot price cif China, Japan & Korea was valued at $19.50-20.50 per kg on the same day.

And buyers are unwilling to pay a premium for non-Chinese material, Rodger explained. Government intervention like tariffs could force a premium, but currently “all the material flows through China at the moment anyway,” offsetting any impact from the tariffs on US supply.

The pathway to decoupling the lithium market from China is by building a more stable, vertically integrated US supply chain, but adding lithium capacity outside of China remains difficult, according to Rodger.

FORWARD-LOOKING STATEMENTS

Certain statements included in this communication are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee Lithium Limited (“Jindalee”), expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of US Elemental Inc. (the ”Company” or “US Elemental”) following the Transaction, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of the Company following the consummation of the Transaction; (5) statements regarding the Company’s operations following the Transaction; (6) the amount of redemption requests made by Constellation Acquisition Corp. I (“Constellation”)’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of the Company or HiTech Minerals Inc. (“HiTech Minerals”), including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of the Company or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, US Elemental and HiTech Minerals (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of the Constellation, the Company or HiTech Minerals; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in the communication, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 (the “Registration Statement”) and in those other documents that Constellation has filed, or that the Company and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of the communication. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of the communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and US Elemental filed a Registration Statement with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities of US Elemental in connection with the completion of the Transaction. After the Registration Statement has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and US Elemental, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp. I, 1290 Avenue of the Americas, New York, NY 10104.

This communication is not a substitute for the Registration Statement or for any other document that Constellation and/or US Elemental may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech Minerals and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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